

March 25, 2013

Via E-mail
John M. Heffner
Executive Vice President & Chief Financial Officer
PriceSmart, Inc.
9740 Scranton Road
San Diego, CA 92121

> **Re:** **PriceSmart, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2012**
> **Filed October 30, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 5, 2012**
> **File No. 0-22793**

Dear Mr. Heffner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2012

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Liquidity and Capital Resources, page 22

1. Please tell us your consideration of disclosing the amount of cash and cash equivalents held by foreign subsidiaries, a statement that you would need to accrue and pay taxes if repatriated and a statement that you do not intend to repatriate the funds.

Quantitative and Qualitative Disclosures about Market Risk, page 33

2. We note you have variable rate long-term debt, non-functional currency long-term debt, U.S. dollar denominated liabilities within your international subsidiaries whose functional currency is other than the U.S. dollar, interest rate swaps, cross-currency interest rate swaps and forward foreign exchange contracts all of which appear to be market risk sensitive instruments. There appears to be little or no market risk disclosure in this section of the filing related to these instruments. Please tell us why your present disclosures regarding market risk sensitive instruments meet the requirements of Item 305 of Regulation S-K or why additional disclosure is not necessary.

Consolidated Financial Statements, page 38

Notes to Consolidated Financial Statements, page 45

Note 7 – Retirement Plan, page 60

Defined Benefit Plan, page 60

3. Please tell us your consideration of disclosing: (i) the accumulated benefit obligation; (ii) benefits expected to be paid in each of the next five years and in the aggregate for the five succeeding fiscal years; (c) the amounts in AOCI expected to be recognized as components of net periodic benefit cost over the next year; (d) the method used to amortize prior service amounts and gains and losses; and (e) the amount of contributions expected to be paid during the next fiscal year. Refer to ASC 715-20-50-1.

Note 10 – Income Taxes, page 64

4. Please tell us your consideration of disclosing the approximate tax effect of each type of foreign deferred tax other timing differences that gives rise to a significant portion of the deferred tax assets. Refer to ASC 740-10-50-6.

Note 11- Debt, page 69

5. We note your disclosure in footnote (6) to the table on page 69 that long-term debt obligations of certain subsidiaries include financial covenants regarding debt service and leverage ratios. Please tell us whether these covenants restrict the ability of the subsidiaries to transfer funds to the parent company in the form of loans, advances or cash dividends without the consent of the lenders. If so, please tell us tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and

(iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

6. We note your disclosure on page 24 that your Executive Vice Presidents have the opportunity to achieve 30% of their base salaries as part of your annul management bonus program. However, it appears from the amounts disclosed in the Summary Compensation Table on page 26 that the amounts awarded to your EVPs exceed 30% of their base salaries. Please advise. If your compensation committee has the ability to make upwards adjustments to awards under your non-equity incentive compensation plan, please state this explicitly. We may have further comment upon reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Jose Luis Laparte
       Chief Executive Officer & President